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================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                           ANTRA HOLDINGS GROUP, INC.
                 (Name of Small Business Issuer in Its Charter)


           Delaware                                      22-3517670
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)



                               1515 Locust Street
                        Philadelphia, Pennsylvania 19102
                    (Address of principal executive offices)


                                 (215) 732-1300
                (Issuer's telephone number, including area code)


           Securities to be registered under Section 12(b) of the Act:


Title of each class to be so registered         Name of each exchange on which
---------------------------------------         each class is to be registered
                                                ------------------------------
           Not applicable                               Not applicable


           Securities to be registered under Section 12(g) of the Act:

                    Common Stock, par value $0.001 per share

================================================================================

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                                     PART I

Item 1.           Description of Business.

Introduction

         Antra Holdings Group, Inc. is a holding company. Through our wholly owned subsidiary, Antra Music Group, Inc., we produce, acquire, license and distribute high-quality recorded music. Antra Music was formed in 1997 to promote urban contemporary music. Also in 1997, Antra Music entered into an agreement with Ricardo Brown, the urban recording artist known as "Kurupt". We primarily focus on urban music, the area of the industry that includes hip-hop, rap and rhythm and blues. We believe, based on industry sources and census data, that this area offers significant growth and profit potential.

         Hip-Hop or Urban Music was the most dynamic segment of the contemporary music industry in 1997. The Recording Industry Association of America (RIAA) figures, compiled by Chilton Research Services, show Hip-Hop or Urban with the largest percentage increase in consumer record purchases, accounting for 10.1% of total shipments or $1.23 billion. This figure represents an increase of more than 250% over ten years.

         Through a joint venture with A&M Records, we released our first recording in October 1998. This was a two-CD set by our primary artist, Kurupt, entitled "Kuruption." Kuruption sold approximately 400,000 copies. A&M terminated the joint venture after its parent company, Polygram Holding Group, merged with Seagrams. A&M transferred to us all of its rights in the former joint venture's agreements with Kurupt and Baby S, but retained exclusive ownership of all rights to recordings made prior to the termination.

         We entered into an agreement with Artemis Records on July 28,1999. The distribution agreement replaces our former joint venture and enables us to retain exclusive ownership of all of our master recordings.

         Kuruption was Kurupt's initial album. We plan to release a second Kurupt album entitled "Streetz Iz A Mutha," with tracks produced by Daz Dillinger, and Dr. Dre. The release is currently scheduled for November 2, 1999. We also plan a release in the first quarter of 2000 and expect to release 3 to 5 albums during the calendar year 2000.

         We have recording contracts with several other artists including The Spooks, El-Drex and Baby S. El-Drex also signed a co-publishing agreement. Additionally, we have various arrangements with other artists, including Roscoe, Dawna, Sloppy Joe and Crush.

         Antra plans to enter into or has commenced several different ancillary businesses:

         o We have established a publishing subsidiary to receive revenues generated from the publication of our artists.

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         o  We are also in the process of establishing a "Recordstogo.com" joint venture.

         o  We may in the future produce and sell music videos.


Structure of the Music Industry

         The music business consists of several functions: publishing, production, manufacturing, licensing, distribution and promotion.

         Publishing. The process begins when a songwriter writes a piece of music and agrees with a publishing company to market the work to the industry. By contracting for the rights to music written by different songwriters, the publishing company builds a library of music, known as a catalog. The publishing company markets its music catalog to producers, artists and record companies, and collects royalties on each recording of the music that is sold.

         Antra currently has co-publishing agreements with several artists. Under these publishing agreements, Antra and the artist jointly own certain compositions, in equal shares. Antra can exploit the compositions in any commercial manner. Antra is entitled to all gross receipts earned by a composition, but must pay fifty percent (50%) of the net income to the artist. Antra recently established a publishing subsidiary.

         Production. Once the record company decides to record a song with a performing artist, the record company underwrites the costs associated with producing a market-ready recording (master recording) of the song. This entails paying for recording studio time, hiring studio musicians and paying sound mixers to edit the tape. The artist is responsible for delivering satisfactory master recordings to the record company.

         Antra's joint venture with A&M produced Kurupt's initial album, "Kuruption" Antra plans to release a second Kurupt album entitled "Streetz Iz A Mutha," with tracks produced by Daz Dillinger, and Dr. Dre. The release is currently scheduled for November 2, 1999. We also plan a release in the first quarter of 2000 and expect to release 3 to 5 albums during the calendar year 2000.

         Manufacturing. Once a master is completed, the record company contracts with a manufacturer or duplicator of recording formats to make multiple copies. Antra contracts with others to manufacture its records or arranges for manufacturing through an agreement with its distributor. Amounts advanced by the distributor for the manufacture of Antra's next album will be repaid out of the revenues from the sale of this album.

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         Licensing. Antra, like many other recorded music ventures, will license the musical works it intends to sell. This means that Antra will purchase the right to reproduce and sell the musical works in exchange for royalties paid to the music publisher and artist.

         Distribution. Once copies have been completed, the record company's distribution system stocks, sells or markets, takes orders for and delivers the copies of the recording to distribution outlets. In many ways, distribution is the most critical function in the record business, since distributors provide the access to, and thereby control, the marketplace. Distribution can be divided into two distinct categories: Traditional and Non-traditional.

         Traditional outlets include small independent record stores, leased departments of large retail stores, and large chain record stores.

         Non-traditional outlets are also known as alternative distribution. Independent retail outlets not served by traditional distributors, direct response marketing and Internet sales comprise the bulk of non-traditional sales. Non-traditional outlets are a rapidly growing area of distribution.

         Promotion. Once the record is ready for market it must be promoted to ensure sales upon distribution. The traditional and most effective means of promoting recorded music is by radio airplay. Obtaining radio air play for a new release is an extremely competitive process. As radio stations increasingly focus on specific music formats, it is becoming easier for independent producers to target the stations that are most likely to air a particular new recording. In a number of markets, hiring independent regional promoters can be quite effective in gaining airplay for a release. Public and college radio stations are useful venues for promoting lesser-known artists. Music video air play on MTV or VH-1, or other video stations or programs, is essential to the commercial success of recording music artists and their records. Promoting urban contemporary music may involve more-direct promotional efforts in urban communities. For example, albums may be promoted at local dance clubs.

         Songs that are aired on a major radio station are chosen by the program director, often in conjunction with a format consultant. Once a recording is aired, the amount of repeat play it receives depends on listener requests and feedback, as well as actual sales data. Since listener response and sales depend in large measure how often a release is aired, building a commercial hit depends on an ongoing cycle of air play and sales. Nurturing this cycle requires constant marketing attention and careful coordination with advertising, concert schedules and other promotional activities. Other promotional tools include print advertising, retail promotions and concert tours.

         The key to finding an audience for new for new artists is to properly coordinate all these promotional activities to maximize awareness and exposure. Antra will, where possible, use its in-house expertise to direct, coordinate or assist with the promotional activities of its artists in order to keep its costs down. In conjunction with its first release with its distributor, Artemis,


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Antra will utilize the promotional and marketing personnel of Artemis and its affiliates. By coordinating or providing assistance with these activities, to the extent practicable, in-house, costs will be further kept under control.

Our joint venture with A&M and its termination

         On April 1, 1998, Antra Music and A&M Records, a division of Polygram, formed a joint venture called Wall Street Records LLC. A&M and Antra each owned 50% of the joint venture. The joint venture was intended to be a vehicle by which Antra Music and A&M could produce, manufacture and distribute recordings and related materials through Polygram's worldwide distribution channels. However, A&M terminated the joint venture after Polygram merged with Seagrams.

         A&M was to be responsible for significant periodic contributions towards the joint venture's operating budget for expenses associated with new recording albums produced by the joint venture's recording artists. The joint venture was to cover significant costs of promotion and production that Antra would otherwise have to bear alone.

         In accordance with the agreement that terminated the joint venture:

         o Antra transferred to A&M all of its interest in the joint venture's limited liability company;

         o  A&M paid Antra $725,000;

         o A&M transferred to us all of its rights in the former joint venture's agreements with Kurupt and Baby S, but retained exclusive ownership of all rights to recordings made prior to the termination;

         o A&M disclaimed any rights to several artists previously submitted to the joint venture by Antra.

New Distribution Agreement

         On July 29, 1999 Antra Music entered into a three-year distribution agreement with Artemis Records. The distribution agreement replaces Antra's former joint venture and enables it to retain exclusive ownership of all of its master recordings. Artemis further distributes records though RED Distribution, Inc., a division of Sony.

         The distribution agreement makes Artemis the exclusive distributor of one album by Kurupt and one other album by an Antra artist to be determined. Artemis will advance funds for the manufacture of the first album to be produced under this agreement. The advance will be repaid out of the proceeds of the sale

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of the record. To secure the repayment of these advances, Antra has granted
Artemis a security interest in inventory, production parts and components and accounts receivable from Artemis under the agreement.

         In general, Artemis will receive a distribution fee based upon a percentage of total sales under the agreement, less returns, credits, rebates and reserves. The percentage is reduced if net sales exceed $10,000,000 in any given contract year. The percentage is further reduced if net sales exceed $20,000,000 in any given contract year.

         Under our distribution agreement, the distributor agreed to advance funds for the manufacture of our records and to provide personnel for the marketing and promotion of these records. While we have benefitted from these terms, our percentage participation in revenues derived from these albums is reduced by the degree to which the distributor advances additional funding.

         Artemis will warehouse Antra's inventory of these records and will fulfill orders and distribute these records through the industry's normal retail channels in the United States. Artemis will also handle all returns of the applicable records.

Recordstogo.com

         On July 26, 1999, Antra Holdings and Teltran International Group Ltd. announced a joint venture, Recordstogo.com. We are equal co-owners with Teltran in this joint venture. We expect it to begin operations in Fall 1999. Recordstogo.com will market records on its website and where visitors can:

         o Buy records and CDs from a database of music titles ranging from the early days of vinyl recordings to present-day CDs. At first this database will contain approximately 360,000 titles, although we expect it to grow significantly by year-end 1999;

         o  Download music in MP3 and other formats;

         o Purchase "hard-to-find" records and CDs and sell used records and CDs to others in our auction house;

         o Buy music memorabilia and possibly other entertainment products, including videos;

         o  Listen to interviews with musical artists from all generations; and

         o  Discuss music and the music industry in our interactive chat rooms.

Recording Agreements

         Antra has recording agreements with four artists: Kurupt, The Spooks, Baby S and El-Drex. These provide for initial terms of twelve months, with additional twelve-month options exercisable by Antra. The Recording Agreement provides that during the term of the agreements, Antra owns all right, title and interest in all musical recordings recorded under the agreements. Antra's rights under these agreements will survive even after they terminate. Under


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these agreements, Antra also has the right to use and publish each artist's name and likeness in connection with video and commercial purposes. According to the agreements, the artist receives a royalty for sales of recording albums and singles in line with industry norms, which typically range from five to ten percent.

Exclusive Production Recording Agreements

         Antra currently has exclusive production recording agreements with Kurupt. Kurupt has agreed to provide Antra with his exclusive personal services as a phonograph-recording artist for a period of twelve (12) months. Antra has the option to extend the contract by additional one-year options, subject to certain terms and conditions. Antra is required by the agreement to seek agreements with third-party record companies who will manufacture and distribute the artist's recordings. Antra has the right to select the producer and musical composition for any albums produced by the artist under the recording agreement. Antra also has the exclusive right to the artist's name and likeness and owns all right, title and interest in all recordings produced under the agreement.


Relationship with Artists

         Our plan is to sign and develop new or emerging urban or hip-hop oriented music artists and, to the extent practicable, sign established artists. We intend to recruit new and emerging artists and to enter into exclusive, long-term recording contracts (expected to cover an initial album, with options to record four to seven additional albums, at Antra's discretion). Antra will concentrate its resources on a small number of artists, developing a tailored marketing and promotion plan for each. There can be no assurance that Antra will be able to attract new and emerging music talent or established artists, or, if Antra is able to attract such talent, that Antra will be able to develop that talent successfully or in such a manner so as to commercially exploit.

         If Antra develops commercially successful music artists, there can be no assurance that Antra will be able to maintain its relationships with such artists even if it has entered into exclusive recording contracts with them. Furthermore, performing artists occasionally request releases form their exclusive recording agreements. Among the reasons that may cause an artist to engage in so-called "label jumping" are expectations of greater income, advances or promotional support by a competing label. There can be no assurance that any given artist developed by Antra will not determine to request a release form his or her agreement with Antra. Because of the highly personal and creative nature of the artist's contractual obligations to Antra, it is not feasible to force an unwilling artist to perform the terms of his or her contract with Antra.

Copyrights

         Antra's recorded music business, like that of other companies involved in recorded music, will primarily rest on ownership and or control and exploitation of musical works and sound recordings. Antra's music products, including its commercial music, are and will be protected under applicable domestic and international copyright laws.


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         Although circumstances vary from case to case, rights and royalties relating to a particular recording typically operate as follows: When a recording is made, copyright in that recording vests either in the recording artist (and is licensed to the record company) or in the record company itself, depending on the terms of the agreement between them. Similarly, when a musical composition is written, copyright in the composition vests either in the writer (and is licensed to a music publishing company) or in a publishing company. A public performance of a record will result in money being paid to the writer and publisher. The rights to reproduce songs on sound carriers results in mechanical royalties being payable by the record company to the recording artists for the use of the recording. Antra operates in an industry which revenues are adversely affected by the unauthorized reproduction of recordings for commercial sale, commonly referred to as "piracy", and by home taping for personal use.

         Potential publishing revenues may be derived from Antra's ownership interest in musical compositions, written in whole or in part by artists. Management anticipates securing an ownership position in the copyright to any compositions written by its recording artists, where such rights are available and have not been previously sold or assigned. Generally, revenues from publishing are generated in the form of: (1) mechanical royalties, paid by the record company to the publisher for the mechanical duplication of the copyright to a particular composition (as distinct from the copying of the artist's performance of that composition); (2) performance royalties, collected and paid by performing rights entities such as ASCAP and BMI for the actual public performance of the composition as represented by radio airplay, Musak, or as a theme or jingle broadcast in synchronization with a visual image via television;
(3) sub-publishing revenues derived from copyright earnings in foreign territories, and publishers in those territories acting as designated collection agents for Antra; and (4) licensing fees derived from printed sheet music, uses in synchronization with images as in video or film scores, computer games and other software applications, and any other use involving the composition.

Competition

         Antra will face intense competition for discretionary consumer spending from numerous other record companies and other forms of entertainment offered by film companies, video companies and others. Antra will compete directly with other recorded music companies, including the major recorded music companies, which distribute contemporary music, as well as with other record companies for signing artists and acquiring music catalogs. Many of these competitors have significantly longer operating histories, greater financial resources and larger music catalogs than Antra. Antra's ability to compete successfully in the recorded music business will be largely dependent upon its ability to sign and retain artists who will prove to be successful and to introduce music products which are accepted by consumers.

Employees/Independent Contractors

         As of September 1, 1999, Antra had six employees, all of whom were located at our Philadelphia offices. None of our employees is represented by a labor union. We have not experienced any work stoppage and considers relations with our employees to be good.

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         As is customary in the music business, Antra also utilizes the services of artists, performers, producers, engineers, roadies, booking agents and others who are independent contractors. These independent contractors hire out their services on an as needed basis and receive a set fee from Antra per assignment. Independent contractors are utilized because the individuals providing these services do so only on this basis, the services performed by these independent contractors are less expensive than having full time employees perform these services.


Item 2.           Management's Discussion and Analysis or Plan of Operation.

         Certain statements in this Form 10-SB constitute forward-looking statements or statements which may be deemed or construed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "forecast," "estimate," "project," "intend," "expect," "should," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements. Those factors are more fully discussed in the Company's Form SB-2.

         The following discussion and analysis should be read in conjunction with the financial statements and related notes contained elsewhere in this registration statement.

General

         Prior to October 1998, we were essentially a development-stage company. Therefore comparisons between 1998 and 1997 are of limited value.

         During the balance of 1999 and early 2000 our Plan of Operation is to release Kurupt's new album in November 1999 and 3 to 5 records in 2000. We plan to continue to sign new artists, to produce and release additional records and to operate our Recordstogo.com joint venture. We also plan to develop our publishing business.


Six Months Ended June 30, 1999 Compared to Six Months Ended June 30, 1998 (unaudited)

         We had net income during the six months ended June 30, 1999 of 426,558, compared to a net loss in the first six months of 1998 of $323,970. The increase was primarily a result of the $725,000 payment we received as part of the settlement of our joint venture with A&M.

         Our net loss from operations for the six-month period in 1999 was $298,442, which improved from the $323,970 net loss from operations we had in the same period of 1998. Our revenue was $56,120 for the six months ended June 30, 1999 while we received no revenue in the comparable period of 1998.

         Our operating expenses during the first half of 1999 were approximately $354,562 compared to approximately $323,970 during the same period in the prior year. However, a significant amount of overhead expenses were reimbursed in 1998. Factoring out these reimbursed expenses, there would have been a decrease in operating expenses primarily as a result of reduced promotional costs.

         Since Antra did not commence income producing operations until the second half of 1998, we do not believe that the data for the six months ended June 30, 1998 are any indication of our future operations.


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Fiscal Year 1998 Compared to Fiscal Year 1997

         Our revenue was approximately $20,000 for 1998 while we received no revenue in 1997.

         Our operating expenses during 1998 were approximately $1,415,107 compared to approximately $592,369 during the prior year. In both 1998 and 1997, we incurred substantial expenses as Antra Music negotiated agreements and arrangements with various artists. In 1998, we incurred expenses in setting up our joint venture with A&M. The joint venture incurred expenses in connection with the signing of the artist, Kurupt, and with the recording, production, promotion and distribution of his album, Kuruption. All expenses were written off as incurred, in accordance with industry practice.

         Since Antra did not commence income producing operations until 1998, we do not believe that either 1997 or 1998 are any indication of our future operations.


Liquidity

         Antra had a working capital deficit of $75,030 at December 31, 1998 and working capital of $6,567,323 at June 30, 1999. The increase in working capital resulted from payments received upon the termination of its joint venture with A&M. In July 1999, Antra received $2,766,666 in gross proceeds from the sale of secured convertible notes. Antra used net cash of $1,441,633 in its operating activities for 1998 and $5,813,897 for the six months ended June 30, 1999. Antra has used cash primarily to fund the recording, production, promotion and distribution of its first record.

         We require significant working capital to produce, manufacture, promote and distribute our music. To date we have satisfied our working capital requirements through borrowing including our borrowing through the private placement in July 1999. We believe we will require additional working capital in connection with our album to be released in November 1999 and our other album to be released thereafter. We anticipate that we will receive additional funding by exercising our option to require the investors in the July private placement to lend additional amounts. Our option to require the loan of additional funds is subject to certain conditions. If these conditions are not met we may be compelled to seek funding elsewhere. There is no assurance we will be able to do so.

         Our need for working capital for our next two records has been reduced by services and funding provided by our distributor under our distribution agreement. Under this agreement, the distributor agreed to advance funds for the manufacture of our records and to provide personnel for the marketing and promotion of these records. While we have benefitted from these terms, our percentage participation in revenues derived from these albums is reduced by the degree to which the distributor advances additional funding. Unless our working capital position improves, we may be compelled to rely on our relationship with the distributor.



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Item 3.           Description of Property.

         Antra's executive offices are located at 1515 Locust Street, Philadelphia, Pennsylvania 19102, where it subleases approximately 10,400 square feet. This sublease expires on September 30, 2003. The annual base rental for this space is approximately $104,000.

Item 4.          Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth certain information as of the date hereof regarding the ownership of Antra Holdings's common stock by: each person we know owns 5% or more of our outstanding shares; each of our directors; and all officers and directors of Antra Holdings as a group. Each owner of the common stock has sole voting and investment power for all shares listed below, except as otherwise indicated.

         Some security holders have agreed that their ownership interest of Antra's equity will be at all times less than 5.00% and that they will not exercise or convert their warrants or convertible notes to the extent that their equity ownership would exceed that limit. Because of their agreements, these security holders are not included in the table below.

                           Name and                                    Amount and
                           Address of                                  Nature of                 Percent
Title of                   Beneficial                                  Beneficial                of
Class                      Owner                                       Ownership                 Class
-----                      -----                                       ---------                 -----
Common Stock,              Joseph Marrone                              1,900,000                 16.46%
par value $.001            Antra Holdings Group, Inc.
per share                  1515 Locust Street
                           Philadelphia, Pennsylvania 19102

                           Teltran International Group, Ltd.           2,000,000                 17.32%
                           One Penn Plaza, Suite 4632
                           New York, New York 10119

                           All directors and officers                  1,900,000                 16.46%
                           as a group (4 persons)


Item 5.           Directors, Executive Officers, Promoters and Control Persons.


         The following are the officers and directors of Antra Holdings:



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
          Name                         Age                     Position
------------------------------      ---------      ------------------------------------
Joseph M. Marrone, Jr.                 34          Chairman of the Board,
                                                   Chief Executive Officer and Director
Thomas R. Kessler                      61          Director
Arthur G. Rosenberg                    61          Director
Henry Siegel                           55          Director

         Joseph M. Marrone, Jr. formed Antra Music in 1997 and now devotes substantially all of his time to Antra's business. He has been engaging in private law practice in the Philadelphia area since 1993, although his practice is no longer accepting new matters. He previously served as a City Solicitor for the City of Philadelphia and worked as a campaign strategist for the current Mayor, Ed Rendell, in the 1991 election. Mr. Marrone successfully negotiated the release of Kurupt from his previous contract and has since managed Kurupt's career. He has been a director of Antra Holdings since 1997.

         Thomas R. Kessler has extensive experience in the banking and securities businesses. From 1961 to 1993, Mr. Kessler held various positions at Euro Canadian Bank, Continental Bank International, and Compass Bank & Trust Company Ltd,. Since 1994, he has been a managing director of Montaque Securities International Limited. Mr. Kessler received his law degree from Cleveland Marshall College of Law, Cleveland State University. He has been a director of Antra Holdings since 1998.

         Arthur G. Rosenberg has been a principal of The Associated Companies, a real estate development firm, since 1987 and became a principal of Millennium Development Group LLC in 1998. Prior to that, Mr. Rosenberg was a practicing lawyer in Huntington, New York and served as general counsel for ITT Levitt & Sons, Inc., an international builder. Mr. Rosenberg currently serves on the boards of directors of Mike's Original, Inc. and Phar Mor Inc. He has been a director of Antra Holdings since 1997.

         Henry Siegel is Chairman and Chief Executive Officer of Kaleidoscope Media Group, Inc. He has held these positions since 1995. He has also been an officer of Siegel Entertainment, Inc., which is now a subsidiary of Kaleidoscope, since 1994. Mr. Siegel started his career at Grey Advertising where he directed media operations. He pioneered the concept of barter syndication, advertiser supported TV, for which the Advertising Age recognized him as one of the 50 top television pioneers. He launched, in association with MGM, the first monthly barter movie network and "Fame" TV. He has produced Return to Titanic, and relaunched Baywatch, that has become the most watched television program in the world. He has been a director of Antra Holdings since 1998.


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         Directors are elected to serve until the next annual meeting of stockholders of Antra Holdings or until their successors are elected and qualified. There are no audit, compensation or other committees of the board of directors.

Item 6.      Executive Compensation.

             The following table sets forth information concerning compensation paid or accrued by Antra Holdings or its subsidiaries for services rendered during fiscal years 1998 and 1997 to our chief executive officer. No other executive officer's compensation exceeded $100,000 during either of these fiscal years.

                           Summary Compensation Table

Name and Principal Position                                  Year        Salary
---------------------------                                  ----        ------
Joseph M.Marrone, Chairman and Chief Executive Officer       1998       $130,769
                                                             1997       $   0

Employment Agreement

             Antra Holdings entered into an employment agreement with Joseph M. Marrone on March 12, 1998. The agreement expires on March 29, 2001, which will be automatically renewed annually unless terminated by either party. Mr. Marrone is required by the agreement to oversee, develop, produce and manage music products for Antra Music and to participate and oversee all entertainment projects of Antra Music. Mr. Marrone agreed to act as an executive of Antra Music and Antra Holdings and to provide services to other affiliates of ours.

             Mr. Marrone's base salary for the first year of his employment agreement is $200,000. He may be awarded an increase in base salary or a bonus, in either case solely at the discretion of the board of directors based upon a review of Antra's performance in the prior year. He is also entitled to all benefits generally offered to Antra's other executives, if any, and to an automobile allowance. Since November 1998, all of Mr. Marrone's salary payments and accruals ceased with his consent.


Item 7.      Certain Relationships and Related Transactions.

Teltran

             In April 1999, Antra Holdings and Teltran International Group Ltd. exchanged shares of our respective companies. We thus now own 2,100,000 shares of Teltran's common stock and Teltran owns 2,000,000 shares of our common stock. As a result of the transaction Teltran may be deemed a principal stockholder of our company. Teltran is a publicly traded company engaged in the telecommunications business.


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             We have entered into an agreement with Teltran that requires an adjustment in the shares delivered in connection with the exchange described above. On the first business day of the year 2000, if either Teltran's shares or our shares are trading less than 20% below the market price of the other company's shares, the company whose shares are trading lower must issue additional shares to the other.

         Antra Holdings and Teltran formed a corporation, Recordstogo.com. We will have equal interest with Teltran in this joint venture corporation. We expect it to begin operations in Fall 1999. The initial primary activity of Recordstogo.com will be to market records on its website, where visitors can buy records and CDs from a database of music titles ranging from the early days of vinyl recordings to present-day CDs.


Secured Convertible Notes

             On July 20, 1999, Antra sold $2,766,666 of secured convertible notes. These notes bear interest at 10% per annum. The notes mature on July 20, 2002, unless accelerated to any date after July 20, 2000 at the option of the holder of the note. Under limited conditions and at limited times, Antra Holdings may redeem the notes.

             The notes are convertible into shares of our common stock. The conversion price is equal to 50% of the average of the closing bid prices for shares of our common stock over the preceding 5 trading days, but is limited to $3.25 per share. For example, if a note holder elects to convert $500,000 of notes into shares and the average closing bid price of our common stock is $6.25, the converting holder will receive 160,000 shares.

             As security for our obligations under the notes, we deposited 1,000,000 of our Teltran shares with a collateral agent.

             For two weeks following the effectiveness of the registration statement filed with respect to these shares, Antra Holdings has the option to require all of the noteholders to purchase additional notes (the "Put Option"). We can only exercise this option if the trading volume of our common stock is more than 75,000 shares per day on each of the ten previous trading days. You should be aware that the daily trading volume of our common stock has exceeded 75,000 shares only twice between since July 1998 and July 1999.

             Antra Holdings paid an aggregate of $343,999 as cash commissions to several placement agents in connection with the issuance of the notes. Some of these placement agents also received warrants to purchase an aggregate of 1,146,666 shares of our common stock at $2.00 per share. If we exercise the Put Option, these placement agents will receive $172,000 in cash and an additional 573,334 warrants.

             Antra Holdings agreed to file a registration statement on Form SB-2 with the Securities and Exchange Commission by September 18, 1999 to register the shares that can be acquired by the conversion of the notes and the exercise of the warrants. Antra Holdings also agreed to file Form 10-SB with the commission so that it can become subject to the periodic reporting requirements of the federal securities laws.

             The conversion price of the notes and the exercise price of the warrants were determined in arm's-length negotiations between representatives of Antra Holdings and the investors. These prices are not based on Antra Holdings's net worth or any other established valuation criteria.

Refinancing of Subordinated Convertible Notes

             On July 31, 1999, Antra refinanced $1,000,000 of its outstanding subordinated convertible notes. The new notes bear interest at 10% per annum and mature on January 15, 2002. The notes may be prepaid, in whole or in part, at any time without penalty.

             The notes are convertible into shares of our common stock at the same conversion price as the secured convertible notes described in the previous section. These notes also have registration rights similar to those of the secured convertible notes.


Item 8.      Legal Proceedings.

             Antra and some of its stockholders are defendants in a legal action. Plaintiffs allege that Antra or the stockholders failed to convey 100,000 shares of Antra's common stock. Antra believes that it was incorrectly named as a party to this lawsuit and denies any liability. Antra's motion to dismiss the action was denied by the court. If the outcome of this case is unfavorable, Antra's exposure would depend on the price of its stock. Assuming $5 per share is the price of the stock, the liability could be approximately $500,000. If treble damages were to be awarded, Antra's exposure could be approximately $1,500,000.


Item 9.      Market For Common Equity and Related Stockholder Matters.

             Our common stock is currently quoted on the OTC Bulletin Board under the symbol "RECD."

             Set forth below are the high and low closing bid quotations for our common stock for the periods indicated as reflected on the electronic bulletin board. Such quotations reflect interdealer prices without retail mark-up, mark-down or commissions, and may not reflect actual transactions.

                  Period Ending                 High              Low
                  -------------                 ----              ---
                  June 30, 1999                 4.50              1.25
                  March 31, 1999                3.75              1.75
                  December 31, 1998             5.125             1.50
                  September 30, 1998            5.875             4.25
                  June 30, 1998                 5.875             5.00
                  March 31, 1998                6.00              4.50
                  December 31, 1997             5.00              3.25
                  September 30, 1997            5.75              2.625
                  June 30, 1997                 5.75              0.50
                  March 31, 1997                1.50              1.125

             As of September 15, 1999, there were approximately 92 recordholders of the our common stock, although we believe that there are more than five hundred beneficial owners of our common stock. There are no shares of preferred stock currently outstanding.


Item 10.     Recent Sales of Unregistered Securities.

The following sets forth information relating to all unregistered securities of the Company sold by it in the last 3 years. There were no reportable transactions prior to June 1997.

             On June 10, 1997, Opell, Inc. ("Opell"), a Nevada corporation, issued 5,000,000 shares to the stockholders of Wall Street Records, Inc. ("Wall Street"), a New Jersey corporation, in exchange for all of the outstanding capital stock of Wall Street. Opell subsequently merged with a subsidiary corporation formed in Delaware and the surviving entity changed its name to Antra Holdings Group, Inc.

             On July 11, 1997, the Company issued 2,500,000 shares to various investors in a private placement transaction in accordance with Regulation 504 of the Securities Act of 1933 for $100,000.

             Between January 9, 1998 and March 3, 1998, the Company issued 1,720,260 shares to various investors in a private placement transaction in accordance with Regulation 504 of the Securities Act of 1933 for $860,130.

             On October 2, 1998, the Company issued a Subordinated Convertible
Note in exchange for existing indebtedness in the amount of $807,240. The Company believes the issuance of such note is exempt from the registration requirements pursuant to Section 4(2) of the Securities Act.

             In November 1998, the Company issued an additional Subordinated Convertible Note in exchange for existing indebtedness in the amount of $192,760. The Company believes the issuance of such note is exempt from the registration requirements pursuant to Section 4(2) of the Securities Act.

             On July 20, 1999, the Company sold $2,766,666 of secured convertible notes. The Company paid an aggregate of $343,999 as cash commissions to several placement agents in connection with the issuance of the notes. Some of these placement agents also received warrants to purchase an aggregate of 1,146,666 shares of our common stock at $2.00 per share. If the Company is able to exercise a put option granted in connection with the foregoing transaction, these placement agents will receive an additional $172,000 in cash and an additional 573,334 warrants in a transaction exempt pursuant to Rule 504.

             On July 31, 1999, the Company issued new notes to the holders of its outstanding subordinated convertible notes.
 .
Item 11.     Description of Securities.

             Antra Holdings is currently authorized to issue 50,000,000 shares of common stock, $.001 par value and 5,000,000 shares of preferred stock, par value $.001 per share.

Common Stock

             Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the stockholders. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of the directors of Antra Holdings and holders of the remaining shares by themselves cannot elect any directors. The holders of common stock do not have preemptive rights or rights to convert their common stock into other securities. In the event of a liquidation, dissolution or winding up of Antra Holdings, holders of the common stock have the right to a ratable portion of the assets remaining after payment of liabilities. All of the outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

             The holders of shares of common stock are entitled to dividends when and as declared by the board of directors from funds legally available therefor. Antra Holdings has never declared or paid cash dividends on its common stock. Antra Holdings intends to retain its net income, if any, to increase its capital base and, accordingly, does not currently anticipate paying cash dividends. Any decision on the future payment of dividends is solely at the discretion of the board of directors and will depend on various factors including the results of our operations and our financial condition.

Preferred Stock

             Antra Holdings's certificate of incorporation authorizes the issuance of "blank check" preferred stock with whatever designation, rights and preferences as may be determined by the board of directors. Accordingly, the board is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. The preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of Antra. Although we do not currently intend to issue any shares of preferred stock, there can be no assurance that we will not do so.

Transfer Agent

             The transfer agent for the Company's common stock is Standard Register & Transfer Company, Inc., 12528 South 1840 East, Draper, Utah 84020. Its telephone number is (801) 571-8844. Its fax number is (801) 571-2551.

Item 12.     Indemnification of Directors and Officers.

             Articles Sixth and Seventh of the Certificate of Incorporation of the Company provides with respect to the indemnification of directors and officers that the Company shall indemnify to the fullest extent permitted by Sections 102(b)(7) and 145 of the Delaware General Corporation Law, as amended from time to time, each person that such Sections grant the Company the power to indemnify. Article Seventh of the Certificate of Incorporation of the Company also provides that no director shall be liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under Section 174 of the Delaware General Corporation Law or (4) a transaction from which the director derived an improper personal benefit, it being the intention of the foregoing provision to eliminate the liability of the corporation's directors to the corporation or its stockholders to the fullest extent permitted by Section 102(b)(7) of Delaware General Corporation Law, as amended from time to time.


Item 13.     Financial Statements

Item 14.     Changes in and Disagreements with Accountants.

             None of the events described in Item 304 of Regulation S-B has occurred within the past twenty-four months.


Item 15.     Financial Statements and Exhibits.

(A)          See Page F-1 below.

                           ANTRA HOLDINGS GROUP, INC.


                                    CONTENTS




                                                                    Page #

Auditors' Report                                                      F-2

Consolidated Financial Statements:

    Consolidated Balance Sheets at December 31, 1998 and 1997         F-3

    Consolidated Statements of Operations for the years
     ended December 31, 1998 and 1997                                 F-4

    Consolidated Statements of Stockholders' Deficit for
     the years ended December 31, 1998 and 1997                       F-5

    Consolidated Statements of Cash Flows for the years
     ended December 31, 1998 and 1997                                 F-6

    Notes to Consolidated Financial Statements                   F-7 -- F-11


Consolidated Financial Statements:

    Consolidated Balance Sheets at June 30, 1999 and 1998             F-12

    Consolidated Statements of Operations for the six months
     ended June 30, 1999 and 1998                                     F-13

    Consolidated Statements of Stockholders' Equity for
     the six months ended June 30, 1999 and 1998                      F-14

    Consolidated Statements of Cash Flows for the six months
     ended June 30, 1999 and 1998                                     F-15

    Notes to Consolidated Financial Statements                        F-16

                   LIEBMAN GOLDBERG & DROGIN LLP [Letterhead]

The Board of Directors
Antra Holdings Group, Inc.


We have audited the accompanying consolidated balance sheets of Antra Holdings Group, Inc. as of December 31, 1998 and 1997, and the related consolidated statement of operations and stockholders' deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Antra Holdings Group, Inc. as of December 31, 1998 and 1997 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



May 26, 1999

Garden City, New York

                           ANTRA HOLDINGS GROUP, INC.

                           CONSOLIDATED BALANCE SHEETS


                                     Assets


                                                                            December 31,
                                                                            ------------
Current Assets:                                                        1998               1997
                                                                  -----------        -----------
  Cash in bank                                                    $    13,121        $    16,576
  Prepaid expenses                                                     22,377             65,632
                                                                  -----------        -----------
         Total current assets                                          35,498             82,208

Property and Equipment, Net                                            67,777             37,048

Other Assets:
  Security deposits                                                    13,024              2,670
  Other                                                                   987                987
  Goodwill                                                              5,000              5,000
                                                                  -----------        -----------

         Total assets                                             $   122,286        $   127,913
                                                                  ===========        ===========

                      Liabilities and Stockholders' Deficit

Current Liabilities:
  Accrued expenses payable                                        $   109,633        $      --
  Payroll taxes payable                                                   895                894
                                                                  -----------        -----------
         Total current liabilities                                    110,528                894
                                                                  -----------        -----------

Long-Term Liabilities:
  Loan payable                                                        388,505            575,000
  Loan payable - subordinated                                         807,240               --
  Officer loan payable                                                 21,334             22,333
                                                                  -----------        -----------
         Total long-term liabilities                                1,217,079            597,333
                                                                  -----------        -----------

         Total liabilities                                          1,327,607            598,227
                                                                  -----------        -----------

Commitments and Contingencies

Stockholders' Deficit:
  Common stock, par value $.001; 50,000,000 shares
      authorized 9,544,210 shares issued and outstanding                9,544              7,824
  Additional paid in capital                                          989,656            131,276
  Deficit                                                          (2,204,521)          (609,414)
                                                                  -----------        -----------
         Total stockholders' deficit                               (1,205,321)          (470,314)
                                                                  -----------        -----------

         Total liabilities and stockholders' deficit              $   122,286        $   127,913
                                                                  ===========        ===========


                       See notes to financial statements.

                           ANTRA HOLDINGS GROUP, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                For the years ended
                                                                    December 31,
                                                                    ------------
                                                          1998                      1997
                                                      -----------               -----------
Income:
  Show income                                         $    20,000               $      --
                                                      -----------               -----------


Expenses:
  Recording and production expenses                       476,199                   190,060
  Studio expenses                                          14,163                    27,317
  Bodyguards                                               32,750                      --
  Publicity and promotion                                 342,302                    41,732
  Contributions                                            16,320                      --
  Professional fees                                       246,210                   114,228
  Consulting expenses                                     159,765                    89,850
  Salaries                                                331,239                    11,575
  Payroll taxes                                            24,055                     1,216
  Rent                                                     29,623                     5,917
  Auto expenses                                           208,279                    26,764
  Insurance expense                                        40,530                      --
  Travel and entertainment                                298,728                    24,472
  Telephone                                                53,423                    20,164
  Office                                                   49,329                    15,797
  Miscellaneous expenses                                   32,040                     7,263
  Registration expense                                     18,950                      --
  Repairs and maintenance                                   2,143                     8,352
  Dues and subscriptions                                      434                     3,187
  Postage and delivery                                     24,608                     3,305
  Depreciation expense                                     10,939                     1,170
  Reimbursed overhead                                    (996,922)                     --
                                                      -----------               -----------

        Total expenses                                  1,415,107                   592,369
                                                      -----------               -----------

Net operating loss                                     (1,395,107)                 (592,369)
Other (income) expense:
  Loss on investment in Joint Venture                     200,000                      --
                                                      -----------               -----------

Net loss for the year                                 $(1,595,107)              $  (592,369)
                                                      ===========               ===========

Net loss per share of common stock based
  upon 9,268,030 and 2,130,593 weighted average
  shares, respectively                                $     (0.17)              $     (0.28)
                                                      ===========               ===========

                       See notes to financial statements.

                           ANTRA HOLDINGS GROUP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                              Additional                           Total
                                                               Paid-in        Accumulated       Stockholders'
                              Shares           Amount          Capital          Deficit            Deficit
                           -----------      -----------      -----------      -----------       -----------
Balance -
    January 1, 1997            324,210      $       324      $    17,776      $   (17,045)      $     1,055

June 1, 1997 Reverse
    Acquisition              5,000,000            5,000             --               --               5,000

Shares purchased             2,500,000            2,500          113,500             --             116,000

Net loss for the year             --               --               --           (592,369)         (592,369)
                           -----------      -----------      -----------      -----------       -----------

Balance -
    December 31, 1997        7,824,210      $     7,824      $   131,276      $  (609,414)      $  (470,314)

Shares issued as
  repayment of loans         1,720,000            1,720          858,380             --             860,100

Net loss for the year             --               --               --         (1,595,107)       (1,595,107)
                           -----------      -----------      -----------      -----------       -----------

Balance -
    December 31, 1998        9,544,210      $     9,544      $   989,656      $(2,204,521)      $(1,205,321)
                           ===========      ===========      ===========      ===========       ===========




                       See notes to financial statements.

                           ANTRA HOLDINGS GROUP, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                               For the years ended
                                                                                    December 31,
                                                                          1998                      1997
                                                                      -----------               -----------
Cash Flows from Operating Activities:
Net loss                                                              $(1,595,107)              $  (592,369)
                                                                      -----------               -----------
Adjustments to Reconcile Net Loss to
  Net Cash (Used in) Operating Activities:
    Depreciation                                                           10,939                     1,170
    Changes in Assets and Liabilities:
       Decrease (Increase) in prepaid expenses                             43,255                   (65,632)
       (Increase) in other assets                                         (10,354)                  (11,657)
       Increase in accrued expenses                                       109,633                      --
       Increase in payroll taxes payable                                        1                       894
                                                                      -----------               -----------
              Total adjustments                                           153,474                   (75,225)
                                                                      -----------               -----------

               Net cash (used in) operating activities                 (1,441,633)                 (667,594)
                                                                      -----------               -----------


Cash Flows from Investing Activities:
  Acquisition of property and equipment                                   (41,668)                  (38,218)
                                                                      -----------               -----------

Cash Flows from Financing Activities:
  Borrowings from stockholders' and
      related parties (net of repayment)                                  619,746                   597,333
  Capital contributions                                                      --                     124,000
  Issuance of stock for notes payable                                     860,100                      --
                                                                      -----------               -----------

               Net cash provided by financing activities                1,479,846                   721,333
                                                                      -----------               -----------

Net (decrease) increase in cash                                            (3,455)                   15,521

Cash - beginning of year                                                   16,576                     1,055
                                                                      -----------               -----------

Cash - end of year                                                    $    13,121               $    16,576
                                                                      ===========               ===========

Supplemental Disclosures:
    Income tax                                                        $      --                 $      --
                                                                      ===========               ===========

    Interest paid                                                     $      --                 $      --
                                                                      ===========               ===========

                       See notes to financial statements.

                           ANTRA HOLDINGS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1998



Note 1 - Operations:
--------------------

           Opell, Inc., now known as Antra Holdings Group, Inc. ("the Company"), was formed as a Nevada Corporation and through June 1997 was not engaged in any business activity and had nominal assets. On June 10, 1997, the Company acquired all the shares of Wall Street Records, Inc. a New Jersey Corporation ("the Subsidiary"). The Subsidiary was formed on March 20, 1997 to engage in various aspects of the music business, including the production and distribution of recorded music. In connection with the acquisition of the Subsidiary, the Company issued 5,000,000 shares of its Common Stock to stockholders of the Subsidiary, who then owned a majority of the outstanding shares of the Company. The acquisition was treated as a purchase and as a reverse acquisition so that the historical financials of the Subsidiary represent the financials of the Company. Subsequent to December 31, 1997, the Company reincorporated in Delaware and in April 1998, the Company changed its name to Antra Holdings Group, Inc. and the Subsidiary changed its name to Antra Music Group, Inc. The Subsidiary's activities, consisted of negotiating agreements and arrangements with artists, and thereby incurred substantial expenses. In April 1998, the Subsidiary and A & M Records formed an LLC (Limited Liability Corporation) (the "Joint Venture") for the purpose of promoting, recording and distributing records or videos of certain of the Subsidiary's recording artists. The Joint Venture released its first recording in October 1998. Revenues were recognized in 1998. All expenses, incurred in 1998, were written off as incurred, since the Company's recording artist had no history of producing profitable albums, and in such circumstances, the recording industry anticipates marginal success for albums. Subsequent to 1998, as discussed in Notes 7 and 8, the joint venture was terminated.

Note 2 - Summary of Significant Accounting Policies:
----------------------------------------------------

           Principles of Consolidation:
           ----------------------------

           The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary. Intercompany balances and transactions have been eliminated.

           Property and Equipment:
           -----------------------

           Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, which range from five to seven years. Leasehold improvements are amortized over the shorter of the lease term or the useful life of the asset.

                           ANTRA HOLDINGS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1998



Note 2 - Summary of Significant Accounting Policies (Continued):
----------------------------------------------------------------

           Development Stage Activities and Operations:
           --------------------------------------------

           Prior to October 1998, the Company was a development stage activity. Since the Company now has continuing business revenues, financial information does not include losses accumulated during the development stage period not part of the financial statement period.

           Going Concern:
           --------------

           As shown in the accompanying financial statements, the Company incurred a net loss of $1,595,107 during the year ended December 31, 1998, and as of that date, the Company's current liabilities exceeded its current assets by $75,030. Also, the uncertainty of future record sales and the previously discussed factors, create an uncertainty about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

           Loan Payable - Subordinated:
           ----------------------------

           As of December 31, 1998 the Company received loans from Millport Limited amounting to $1,195,745. Of this amount, the Company has agreed to subordinate $807,240 to Coastal Provinces Ltd., a company managed by Millport Limited.

           Income Taxes:
           -------------

           At December 31, 1998, the Company has an operating loss carryforward of approximately $2,200,000 after limitations based on changes in ownership.

           Earnings Per Common Share:
           --------------------------

           Earnings per common share are computed on the basis of the weighted average number of common shares outstanding during the period.

           In 1998, the Company issued 1,250,000 shares and 470,260 shares respectively of common stock as repayment of $860,100 loans previously received.

                           ANTRA HOLDINGS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1998


Note 2 - Summary of Significant Accounting Policies (Continued):
----------------------------------------------------------------

           Use of Estimates:
           -----------------

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

           Fair Value of Financial Instruments:
           ------------------------------------

           SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The carrying value of cash, cash equivalents and accounts receivable approximates fair value.

           Impairment of Long-Lived Assets:
           --------------------------------

           The Company has not completed it's evaluation of the adoption of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." However, management believes any such effect will not be material.

           Accounting Pronouncements:
           --------------------------

           The Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income", which is effective for financial statements with fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The Company does not expect adoption of SFAS No. 130 to have a material effect, if any, on its financial position or results of operations.

           The FASB issued SFAS 131, "Disclosure about Segments of an Enterprise and Related Information", issued by FASB, which is effective for financial statements with fiscal years beginning after December 31, 1998. This statement establishes standards for the way that public entities report selected information about operating segments, products, and services, geographic areas, and major customers in interim and annual financial reports. The Company does not expect adoption of SFAS No. 131 to have a material effect, if any, on its financial position or results of operations.

                           ANTRA HOLDINGS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1998


Note 3 - Prepaid Recording Costs:
---------------------------------

           In accordance with FASB Statement No. 50, "Financial Reporting in the Record and Music Industry", advances to artists and producers are capitalized as an asset when the current popularity and past performance of the artist or producer provides a sound basis for estimating the probable future recoupment of such advances from earnings otherwise payable to the artist or producer. Any portion of such advances not deemed to be recoupable from future royalties is reserved at the balance sheet date. All other significant advances which do not meet the above criteria are fully reserved when paid.

           The Company in anticipation of completion of record production makes various advances and payments on behalf of the recording artist. These payments are prepaid and will be expensed when the record production is completed and the record issued.

Note 4 - Loan Payable:
----------------------

           During the period July 15, 1997 to December 31, 1998, the Company received various loans totaling $2,055,845. Additionally, in 1998, 1,720,000 shares of common stock were issued as repayment of $860,100 of these loans.

           The president of the company has made various loans to the Company amounting to $21,334. At the present time, there is no repayment schedule.

Note 5 - Stockholders' Deficit:
-------------------------------

           The Company has 50,000,000 shares of common stock, par value $.001 authorized. During the year, the Company issued 1,720,000 shares of common stock to various investors.

Note 6 - Commitments and Contingencies:
---------------------------------------

           The Company and certain stockholders are defendants in a legal action, whereby plaintiffs allege the failure of the Company or those stockholders to convey 100,000 shares of the Company's common stock. Attorneys for the Company filed a motion to dismiss the action on behalf of the Company. Should there be an unfavorable decision, the Company's liability at a current stock market value of $5 per share could be between $500,000 and $1,500,000 (assuming treble damages). The Company denies any liability.

                           ANTRA HOLDINGS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1998


Note 6 - Commitments and Contingencies (Continued):
---------------------------------------------------

           The Company subleases office space expiring September 30, 2003. The annual rental commitments are as follows:

                            1999             $ 75,429
                            2000              107,942
                            2001              120,947
                            2002              127,449
                            2003              101,439
                                             --------
                                             $533,206
                                             ========

Note 7 - Investment in Joint Venture:
-------------------------------------

           On March 13, 1998, the Company formed Wall St. Records, LLC, a Delaware limited liability corporation. The Company contributed $200,000 of capital in accordance with the limited liability company agreement.

           In April 1998, the Subsidiary and A & M Records formed an LLC (Limited Liability Corporation) (the "Joint Venture") for the purpose of promoting, recording and distributing records or videos of certain of the Subsidiary's recording artists. The Joint Venture released its first recording in October 1998. Revenues were recognized in 1998. All expenses, incurred in 1998, were written off as incurred, since the company's recording artist had no history of producing profitable albums, and in such circumstances, the recording industry anticipates marginal success for albums.

           As of December 31, 1998, the Company has realized a loss on its investment in the joint venture of $200,000, representing its entire investment.

Note 8 - Subsequent Events:
---------------------------

           In April 7, 1999, the Company agreed to terminate the joint venture agreement with A & M Records in exchange for the future rights to the artists that were assigned to the LLC, release of all liability and debt incurred by the LLC and payment of $725,000. The Company has released all claims to any revenue or profits of the LLC that may arise from the release of recording of the artists while assigned to the LLC.

                           ANTRA HOLDINGS GROUP, INC.

                           CONSOLIDATED BALANCE SHEETS

                                    June 30,

                                     Assets

                                   (Unaudited)

                                                                                1999                 1998
                                                                           -----------          -----------
Current Assets:
  Cash in bank                                                             $   206,072          $    82,816
  Investment in Joint Venture                                                     --                200,000
  Investment                                                                 6,000,000                 --
  Prepaid recording costs                                                      387,090              202,637
                                                                           -----------          -----------
                                                                             6,593,162              485,453

Property and Equipment, Net                                                     86,066               60,606

Other Assets:
  Security deposits                                                             13,024                1,531
  Other                                                                            987                  987
  Goodwill                                                                       5,000                5,000
                                                                           -----------          -----------
         Total assets                                                      $ 6,698,239          $   553,577
                                                                           ===========          ===========
                              Liabilities and Stockholders' Equity

Current Liabilities:
  Accrued expenses payable                                                 $    24,678          $      --
  Payroll taxes payable                                                          1,161               50,397
                                                                           -----------          -----------
         Total current liabilities                                              25,839               50,397
                                                                           -----------          -----------

Long-Term Liabilities:
  Loan payable                                                                 429,829              416,030
  Loan payable - subordinated                                                1,000,000                 --
  Officer loan payable                                                          21,334               21,334
                                                                           -----------          -----------
         Total long-term liabilities                                         1,451,163              437,364
                                                                           -----------          -----------
         Total liabilities                                                   1,477,002              487,761
                                                                           -----------          -----------
Commitments and Contingencies

Stockholders' Equity:
  Common stock, par value $.001; 50,000,000 shares
      authorized, 11,544,210 and 9,544,210 shares
       issued and outstanding, respectively                                     11,544                9,544
  Additional paid in capital                                                 6,987,656              989,656
  Accumulated Deficit                                                       (1,777,963)            (933,384)
                                                                           -----------          -----------
         Total stockholders' equity                                          5,221,237               65,816
                                                                           -----------          -----------
         Total liabilities and stockholders' equity                        $ 6,698,239          $   553,577
                                                                           ===========          ===========

                           ANTRA HOLDINGS GROUP, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                        For the six months ended June 30,
                                   (Unaudited)

                                                                         1999                   1998
                                                                     ---------               ---------
Income:
  Show fees                                                          $  10,044               $    --
  Royalties                                                             46,076                    --
                                                                     ---------               ---------
                                                                        56,120                    --
                                                                     ---------               ---------
Expenses:
  Recording and production expenses                                     12,748                  54,705
  Studio expenses                                                        3,022                   7,288
  Publicity and promotion                                               28,207                  99,341
  Professional fees                                                    104,484                 155,145
  Consulting expenses                                                   22,625                 102,065
  Salaries                                                              52,640                 118,925
  Payroll taxes                                                          5,568                   8,652
  Rent                                                                  37,417                   8,323
  Equipment lease                                                       15,495
  Auto expenses                                                         18,075                 105,242
  Travel and entertainment                                              51,387                 164,183
  Telephone                                                             30,330                  18,701
  Office                                                                 3,095                   9,676
  Miscellaneous expenses                                                 6,813                   2,996
  Insurance expense                                                     38,769                  13,149
  Interest expense                                                         773                    --
  Repairs and maintenance                                                7,515                   1,078
  Dues and subscriptions                                                   568                     334
  Postage and delivery                                                   5,432                   7,382
  Depreciation expense                                                   8,947                   5,260
  Registration Expense                                                    --                    15,040
  Reimbursed overhead                                                  (99,348)               (573,515)
                                                                     ---------               ---------
        Total expenses                                                 354,562                 323,970
                                                                     ---------               ---------
Net loss from operations                                              (298,442)               (323,970)

Other Income:
  Settlement of Joint Venture                                          725,000                    --
                                                                     ---------               ---------
Net income (loss )                                                   $ 426,558               $(323,970)
                                                                     =========               =========
Net income (loss) per share of common stock based
  upon 10,527,635 and 8,987,008 weighted average shares,
  respectively                                                       $    0.04               $   (0.04)
                                                                     =========               =========

                           ANTRA HOLDINGS GROUP, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                        For the six months ended June 30,

                                   (Unaudited)

                                                                          1999                       1998
                                                                      -----------               -----------
Cash Flows from Operating Activities:
Net income (loss )                                                    $   426,558               $  (323,970)
                                                                      -----------               -----------
Adjustments to Reconcile Net income (loss) to
    Net Cash (Used in) Operating Activities:
    Depreciation                                                            8,947                     5,260
  Changes in Assets and Liabilities:
    (Increase) in prepaid expenses                                       (364,713)                 (137,005)
    Decrease (Increase) in investment in Joint Venture                    200,000                  (200,000)
    (Increase) in investment                                           (6,000,000)                     --
    Decrease in other assets                                                 --                       1,139
    (Decrease) in accrued expenses payable                                (84,955)                     --
    Increase in payroll taxes payable                                         266                    49,503
                                                                      -----------               -----------
              Total adjustments                                        (6,240,455)                 (281,103)
                                                                      -----------               -----------

               Net cash (used in) operating activities                 (5,813,897)                 (605,073)
                                                                      -----------               -----------


Cash Flows from Investing Activities:
  Acquisition of property and equipment                                   (27,236)                  (28,818)
                                                                      -----------               -----------
Cash Flows from Financing Activities:
  Borrowings (Repayments) from/to stockholders' and
      related parties                                                     234,084                  (159,969)
  Investment in Joint Venture                                            (200,000)                     --
  Investment                                                            6,000,000                      --
  Capital Contributions                                                      --                     860,100
                                                                      -----------               -----------

               Net cash provided by financing activities                6,034,084                   700,131
                                                                      -----------               -----------

Net increase in cash                                                      192,951                    66,240

Cash - January 1                                                           13,121                    16,576
                                                                      -----------               -----------
Cash - June 30,                                                       $   206,072               $    82,816
                                                                      ===========               ===========

                           ANTRA HOLDINGS GROUP, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 For the six months ended June 30, 1999 and 1998

                                   (Unaudited)

                                                                       Additional                              Total
                                                                        Paid-in         Accumulated        Stockholders'
                                    Shares            Amount            Capital           Deficit             Equity
                                 ----------        -----------        -----------       -----------        -----------
Balance - January 1, 1998         7,824,210        $     7,824        $   131,276       $  (609,414)       $  (470,314)

Shares purchased                  1,720,000              1,720            858,380              --              860,100

Net loss for the period                                                                    (323,970)          (323,970)
                                 ----------        -----------        -----------       -----------        -----------

Balance - June 30, 1998           9,544,210        $     9,544        $   989,656       $  (933,384)       $    65,816
                                 ==========        ===========        ===========       ===========        ===========

Balance -January 1, 1999          9,544,210        $     9,544        $   989,656       $(2,204,521)       $(1,205,321)

Investment                        2,000,000              2,000          5,998,000                            6,000,000
Net income for the period                                                                   426,558            426,558
                                 ----------        -----------        -----------       -----------        -----------

Balance - June 30, 1999          11,544,210        $    11,544        $ 6,987,656       $(1,777,963)       $ 5,221,237
                                 ==========        ===========        ===========       ===========        ===========

                           ANTRA HOLDINGS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

                                  June 30, 1999



Note 1 - Basis of Presentation:
-------------------------------

           The financial information included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods.

           The results of operations for the six month period ended June 30, 1999 are not necessarily indicative of the results to be expected for the full year.

Note 2 - Material Events:
-------------------------

           During the six months ended June 30, 1999, the following events occurred:

           a. The Company issued 2,000,000 shares of its common stock as an investment to a related party whereby each owns 50% of a joint venture.

(B)      Exhibits

Exhibit No.       Description
-----------       -----------

3.1               Certificate of Incorporation*

3.2               By-laws*

10.1              Employment Agreement between Joseph M. Marrone and
                  Registrant*

10.2 Distribution Agreement between Sheridan Square Entertainment, L.L.C. d/b/a Artemis Records and the Registrant*

10.3 Form of Subscription Agreement for Secured Convertible Notes and Common Stock Purchase Warrants*

10.4              Form of Secured Convertible Notes*

10.5              Form of Common Stock Purchase Warrants*

10.6              Form of Security Agreement*

21.1              Subsidiary List

23                Consent of Leibman Goldberg & Drogin LLP

27                Financial Data Schedule



* Filed as an exhibit to the Company's Registration Statement on Form SB-2, filed with the Securities and Exchange Commission on September 16, 1999

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.


Date:     September 16, 1999

                                         ANTRA HOLDINGS GROUP, INC.


                                         By:  /s/ Joseph M. Marrone, Jr.
                                              ---------------------------
                                              Joseph M. Marrone, Jr.
                                              Chairman of the Board and
                                              Chief Executive Officer